                             COMPUTER HORIZONS CORP.
                            49 OLD BLOOMFIELD AVENUE
                               MOUNTAIN LAKES, NJ
                                   07046-1495

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Division Of Corporation Finance, Mail Stop 4561
Attention:  Senior Assistant Chief Accountant Craig Wilson

                                                               November 21, 2006

         RE:  COMPUTER HORIZONS CORP.
              ITEM 4.01 FORM 8-K
              ORIGINALLY FILED ON NOVEMBER 15, 2006
              FILE NO. 000-07282

Dear Mr. Wilson:

         We acknowledge receipt of your comment letter dated November 16, 2006 with regard to the above-referenced matter. Computer Horizons Corp. (the
"Company") acknowledges that:

         o     the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange
               Commission (the "Commission");

         o     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and

         o     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Computer Horizons Corp.

By /s/ Barbara Moss
   -----------------------------
Name: Barbara Moss
Title: Chief Financial Officer